Exhibit 3

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1: ELECTION OF DIRECTORS	☐	☐	☐

PROPOSAL NO. 2: EXTENSION OF THE APPOINTMENT OF EXTERNAL DIRECTORS	☐	☐	☐

PROPOSAL NO. 3: PROCUREMENT OF INSURANCE POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS	☐	☐	☐

PROPOSAL NO. 4: APPROVING GRANT OF BONUS AND SALARY INCREASE TO CHIEF EXECUTIVE OFFICER	☐	☐	☐

PROPOSAL NO. 5: APPROVING GRANT OF BONUS TO CHAIRMAN OF THE BOARD	☐	☐	☐

PROPOSAL NO. 6: APPOINTING INDEPENDENT PUBLIC ACCOUNTANTS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual and Extraordinary General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

————————————————— (NAME OF SHAREHOLDER)	————————————————— (SIGNATURE OF SHAREHOLDER)	————————————————— (DATE)

SILICOM LTD.

Annual and Extraordinary General Meeting of Shareholders to be held on September 16, 2007

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

        The undersigned shareholder of Silicom Ltd. (the “Company”) hereby appoints Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanager Street, Kfar Sava 44000, Israel on September 16, 2007, at 10:00 a.m., (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)